UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s condensed consolidated interim financial statements as of September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and Chief Accounting Officer

Date: November 16, 2011

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Adecoagro S.A.

We have reviewed the accompanying condensed consolidated interim statements of financial position of Adecoagro S.A. and its subsidiaries as of September 30, 2011, and the related condensed consolidated interim statements of income and comprehensive income for each of the three-month and nine-month periods ended September 30, 2011 and 2010 and the condensed consolidated interim statements of changes in shareholders´ equity and of cash flows for the nine-month periods ended September 30, 2011 and 2010. This interim financial information is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with International Accounting Standard 34, ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board.

Buenos Aires, Argentina

November 11, 2011

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Mariano C. Tomatis

Legal information

Denomination: Adecoagro S.A.

Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register: B153.681

Capital stock: 120,499,090 common shares

Majority shareholder: Pampas Húmedas LLC, a Delaware limited liability company

Legal address: 888 Seventh Avenue, New York, New York 10106, United States of America

Parent company activity: Investing

Capital stock: 25,485,394 common shares

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of September 30, 2011 and December 31, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,	December 31,
	Note	2011	2010	2009
		(unaudited)	(as restated)	(as restated)
			(Note 2.3)	(Note 2.3)
ASSETS
Non-Current Assets
Property, plant and equipment	6	729,317	751,992	682,878
Investment property	7	29,711	21,417	21,246
Intangible assets	8	32,072	28,653	21,859
Biological assets	9	185,239	133,593	190,714
Investments in joint ventures		5,333	6,271	6,506
Deferred income tax assets	17	48,210	67,463	45,113
Trade and other receivables	10	18,398	30,752	22,065
Other assets		52	26	34

Total Non-Current Assets		1,048,332	1,040,167	990,415

Current Assets
Biological assets	9	26,277	53,164	39,740
Inventories	11	134,308	57,170	57,902
Trade and other receivables	10	144,006	119,205	106,212
Derivative financial instruments		10,222	876	99
Short-term investments		48,000	—	—
Cash and cash equivalents	12	292,430	70,269	74,806

Total Current Assets		655,243	300,684	278,759

TOTAL ASSETS		1,703,575	1,340,851	1,269,174

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	13	180,749	120,000	120,000
Share premium		926,002	563,343	563,343
Cumulative translation adjustment		(89,255)	11,273	2,516
Equity-settled compensation		14,714	13,659	11,914
Other reserves		(552)	—	—
Retained earnings		58,606	257	44,161

Equity attributable to equity holders of the parent		1,090,264	708,532	741,934

Non controlling interest		14,650	14,570	15,222

TOTAL SHAREHOLDERS EQUITY		1,104,914	723,102	757,156

LIABILITIES
Non-Current Liabilities
Trade and other payables	15	8,362	11,785	6,822
Borrowings	16	184,920	250,672	203,134
Derivative financial instruments		—	—	280
Deferred income tax liabilities	17	110,114	111,495	107,045
Payroll and social security liabilities	18	1,270	1,178	1,106
Provisions for other liabilities		3,569	4,606	3,326

Total Non-Current Liabilities		308,235	379,736	321,713

Current Liabilities
Trade and other payables	15	103,165	69,236	62,098
Current income tax liabilities		3,994	978	222
Payroll and social security liabilities	18	20,185	15,478	10,079
Borrowings	16	149,872	138,800	103,647
Derivative financial instruments		11,899	8,920	12,607
Provisions for other liabilities		1,311	4,601	1,652

Total Current Liabilities		290,426	238,013	190,305

TOTAL LIABILITIES		598,661	617,749	512,018

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,703,575	1,340,851	1,269,174

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the three-month and nine-month periods ended September 30, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,		Three-months ended September 30,
	Note	2011	2010	2011	2010
		(unaudited)		(unaudited)
Sales of manufactured products and services rendered	20	254,783	173,917	108,605	87,257
Cost of manufactured products sold and services rendered	21	(158,668)	(137,169)	(62,582)	(61,609)

Gross Profit from Manufacturing Activities		96,115	36,748	46,023	25,648

Sales of agricultural produce and biological assets	20	141,617	104,969	52,924	36,328
Cost of agricultural produce sold and direct agricultural selling expenses	21	(141,617)	(104,969)	(52,924)	(36,328)
Initial recognition and changes in fair value of biological assets and agricultural produce		98,738	(76,967)	42,769	(23,411)
Changes in net realizable value of agricultural produce after harvest		9,404	7,311	5,335	7,193

Gross Profit/(Loss) from Agricultural Activities		108,142	(69,656)	48,104	(16,218)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		204,257	(32,908)	94,127	9,430

General and administrative expenses	21	(50,615)	(41,573)	(17,107)	(12,918)
Selling expenses	21	(42,372)	(32,836)	(18,298)	(15,381)
Other operating income/(loss), net	23	12,826	8,122	13,130	(1,466)
Share of (loss)/ benefit of joint ventures		(337)	(220)	13	—

Gain/(Loss) from Operations Before Financing and Taxation		123,759	(99,415)	71,865	(20,335)

Finance income	24	5,969	9,364	5,874	6,956
Finance costs	24	(49,649)	(28,843)	(38,511)	(10,285)

Financial results, net	24	(43,680)	(19,479)	(32,637)	(3,329)

Gain/(Loss) Before Income Tax		80,079	(118,894)	39,228	(23,664)

Income tax (charge) / benefit	17	(21,902)	29,347	(9,148)	4,697

Gain/(Loss) for the Period		58,177	(89,547)	30,080	(18,967)

Attributable to:
Equity holders of the parent		57,144	(87,754)	29,575	(18,584)
Non controlling interest		1,033	(1,793)	505	(383)

Gains/(Losses) per share for loss attributable to the equity holders of the parent during the period:
Basic	25	0.479	(1.097)	0.245	(0.232)
Diluted	25	0.475	n/a	0.242	n/a

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the three-month and nine-month periods ended September 30, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30,		Three-months ended September 30,
	2011	2010	2011	2010
	(unaudited)		(unaudited)
Gain/(Loss) for the period	58,177	(89,547)	30,080	(18,967)
Other comprehensive income:
Exchange differences on translating foreign operations	(102,193)	3,085	(133,670)	21,585

Other comprehensive (loss)/ income for the period	(102,193)	3,085	(133,670)	21,585

Total comprehensive (loss)/ income for the period	(44,016)	(86,462)	(103,590)	2,618

Attributable to:
Equity holders of the parent	(43,569)	(84,729)	(101,973)	2,564
Non controlling interest	(447)	(1,733)	(1,617)	54

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 13)	Share Premium (Note 13)	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2010	120,000	563,343	2,516	11,914	—	44,161	741,934	15,222	757,156
Total comprehensive loss for the period	—	—	3,025	—	—	(87,754)	(84,729)	(1,733)	(86,462)
Employee share options granted	—	—	—	1,390	—	—	1,390	27	1,417

Balance at September 30, 2010	120,000	563,343	5,541	13,304	—	(43,593)	658,595	13,516	672,111

Balance at January 1, 2011	120,000	563,343	11,273	13,659	—	257	708,532	14,570	723,102
Total comprehensive loss for the period	—	—	(100,713)	—	—	57,144	(43,569)	(447)	(44,016)
Net proceeds from IPO and Private placement (Note 13)	60,104	362,926	—	—	—	—	423,030	—	423,030
Employee share options (Note 14):
- Forfeited	—	—	—	(1,078)	—	1,078	—	—	—
- Granted	—	—	—	678	—	—	678	13	691
- Exercised	4	19	—	(9)	—	—	14	—	14
Restricted shares (Note 14):
- Issued	641	—	—	—	(631)	—	10	(10)	—
- Granted	—	—	—	2,055	—	—	2,055	38	2,093
- Exercised	—	583	—	(653)	79	—	9	(9)	—
Acquisition of non controlling interest (*)	—	(869)	185	62	—	127	(495)	495	—

Balance at September 30, 2011 (unaudited)	180,749	926,002	(89,255)	14,714	(552)	58,606	1,090,264	14,650	1,104,914

(*)	As consequence of new contributions made in International Farmland Holdings LP fully attributable to the Group, non controlling interest was diluted from 2% to 1.57%.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the nine-month periods ended September 30, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2011	September 30, 2010
		(unaudited)	(unaudited)
Cash flows from operating activities:

Gain /(Loss) for the period		58,177	(89,547)
Adjustments for:
Income tax charge/(benefit)	17	21,902	(29,347)
Depreciation	21	25,902	25,435
Amortization	8	283	266
Gain from disposal of other property items	23	(203)	(329)
Equity settled shared-based compensation granted	22	2,935	1,417
Gain from derivative financial instruments and forwards	23, 24	(6,936)	(11,307)
Interest and other expenses, net	24	27,177	25,836
Initial recognition and changes in fair value of biological assets (unrealized)		(40,788)	106,264
Changes in net realizable value of agricultural produce after harvest (unrealized)		(150)	(3,007)
Provision and allowances		(3,802)	(831)
Share of loss from joint venture		337	220
Foreign exchange losses/(gains), net	24	8,599	(2,771)
Changes in operating assets and liabilities:
(Increase)/ Decrease in trade and other receivables		(20,015)	3,788
Increase in inventories		(87,547)	(26,809)
Decrease in biological assets		41,461	28,631
(Increase)/Decrease in other assets		(26)	9
Decrease in derivative financial instruments		569	773
Increase/ (Decrease) in trade and other payables		11,687	(6,370)
Increase in payroll and social security liabilities		4,799	7,266
(Decrease)/Increase in provisions for other liabilities		(2)	119

Net cash generated from operating activities before interest and taxes paid		44,359	29,706
Interest paid		(25,556)	(21,928)
Income tax paid		(13,763)	(4,490)

Net cash generated from operating activities		5,040	3,288

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the nine-month periods ended September 30, 2011 and 2010 (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2011	September 30, 2010
		(unaudited)	(unaudited)
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired		(11,617)	(7,872)
Purchases of property, plant and equipment		(34,453)	(77,735)
Purchase of cattle and non current biological assets planting cost		(43,000)	(30,377)
Purchases of intangible assets		(135)	(30)
Proceeds from disposal of subsidiary		—	5,475
Interest received	24	4,423	1,514
Proceeds from sale of property, plant and equipment		681	1,175
Proceeds from sale of farmlands		7,460	—
Payment of deferred consideration for subsidiaries acquired		(6,347)	—
Increase in short-term investments		(48,000)	—

Net cash used in investing activities		(130,988)	(107,850)

Cash flows from financing activities:
Net proceeds from IPO and Private placement	13	421,778	—
Proceeds from long-term borrowings		6,474	78,048
Payments of long-term borrowings		(72,145)	(14,422)
Net increase in short-term borrowings		14,537	22,160

Net cash generated from financing activities		370,644	85,786

Net increase/(decrease) in cash and cash equivalents		244,696	(18,776)

Cash and cash equivalents at beginning of period		70,269	74,806
Effect of exchange rate changes on cash and cash equivalents		(22,535)	4,591

Cash and cash equivalents at end of period		292,430	60,621

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information and Reorganization

Adecoagro S.A. (the “Company” or “Adecoagro”) is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.

The Group was established in 2002 and has subsequently grown significantly both organically and through acquisitions. The Group currently has operations in Argentina, Brazil and Uruguay.

The Company is the Group’s ultimate parent company and is a Societe Anonyme corporation incorporated and domiciled in the Grand Duchy of Luxembourg. The address of its registered office is 13-15 Avenue de la Liberté, L-1931, Luxembourg.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on November 11, 2011.

Reorganization

On October 30, 2010, the members of International Farmland Holdings LLC (“IFH”) completed the contribution of 98% of their respective interests in IFH on a pro rata basis to a newly formed entity, Adecoagro, as contribution in kind in exchange for 100% of the common shares of Adecoagro outstanding as of that date (hereinafter referred to as the “Reorganization”).

This Reorganization was done, among other things, to facilitate the initial public offering of the Group, which occurred on January 28, 2011. Adecoagro had no prior assets, holdings or operations.

The Reorganization did not qualify as a business combination under common control; rather, it was a simple Reorganization of the capital of IFH, the existing entity.

The Reorganization has been retroactively reflected in the consolidated financial statements of Adecoagro in the period in which the Reorganization occurred. Therefore, the consolidated financial statements of Adecoagro as of and for the year ended December 31, 2010, and the condensed consolidated interim financial statements as of September 30, 2010 and for the nine-month period ended September 30, 2010, have been presented using the historical values stemming from the consolidated financial statements of IFH, although the issued share capital reflects that of Adecoagro as of those dates.

On January 28, 2011 the Company successfully completed an initial public offering and a private placement (see Note 13).

2.	Basis of preparation

The information presented in the accompanying interim nine-month financial statements is unaudited. In the opinion of management, the accompanying condensed consolidated interim financial statements reflect all adjustments necessary to present fairly the financial position of the Group at September 30, 2011, results of operations and cash flows for the nine months ended September 30, 2011 and 2010. All such adjustments are of a normal recurring nature. In preparing the accompanying condensed consolidated interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results. These condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the Group’s audited December 31, 2010 annual financial statements, except as stated in 2.2 and 2.3 below. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the audited financial statements of the Group as of that date.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation (continued)

These condensed consolidated interim financial information as of September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The annual financial statements for the year ended December 31, 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The condensed consolidated interim financial statements are presented in United States Dollars.

2.1	New accounting standards

The impact of new accounting standards, amendments and interpretations on the Group’s financial statements for the nine-month period ended September 30, 2011 is set out below:

An amendment to IAS 32 (Financial Instruments: Presentation) was issued in October 2009. The amendment clarifies that rights issues, options and warrants denominated in a currency other than the issuer’s functional currency and offered on a pro-rata basis to all owners of the same class of equity must be classified as equity. Such rights issues have so far been accounted for as liabilities. The change relates only to issues of a fixed number of shares at a fixed foreign-currency exercise price. The amendment is to be applied for annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment was effective for the Group’s nine-month period ended September 30, 2011, and did not have an impact on the presentation of the Group’s financial position, results of operations or earnings per share.

IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” was issued in November 2009. The interpretation addresses the accounting treatment in cases where a company settles all or part of a financial liability by issuing equity instruments to the creditor. It is to be applied for annual periods beginning on or after July 1, 2010. Earlier application is permitted. The amendment was effective for the Group’s nine-month period ended September 30, 2011, and did not have an impact on the presentation of the Group’s financial position, results of operations or earnings per share.

The IASB issued IAS 24 (revised) in November 2009. The revisions provide a partial exemption from the disclosure requirements for government-related entities and simplify the definition of a related party. The revisions are applicable for accounting periods beginning on or after 1 January 2011. Earlier application is permitted. The revised standard was effective for the Group’s nine-month period ended September 30, 2011, and did not have an impact on the presentation of the Group’s financial position, results of operations or earnings per share.

In November 2009 amendments were issued to IFRIC 14 “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, an interpretation of IAS 19 (Employee Benefits). The amendments apply when a company is subject to minimum pension plan funding requirements. They enable prepayments of the respective contributions to be recognized as an asset. The amendments are to be applied for annual periods beginning on or after January 1, 2011. Earlier application is permitted. The amendment was effective for the Group’s nine-month period ended September 30, 2011, and did not have an impact on the presentation of the Group’s financial position, results of operations or earnings per share.

On 6 May 2010, the IASB issued Improvements to IFRSs – a collection of amendments to seven IFRSs – as part of its program of annual improvements to its standards. The amendments are effective for annual periods beginning on or after July 1, 2010 and January 1, 2011 (thus effective for the Group’s nine-month period ended September 30, 2011), although entities are permitted to adopt them earlier. These amendments relate to IFRS 1 “First Time Adoption of IFRS”, IFRS 3 “Business Combination”, IFRS 7 “Financial Instruments: Disclosures”, IAS 1 “Presentation of Financial Statements”, IAS 27 “Consolidated and separate financial statements”, IAS 34 “Interim Financial Reporting” and IFRIC 13 “Customer Loyalty Programmes”. The amendments did not have a material impact on the presentation of the Group’s financial position, results of operations or earnings per share.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1	New accounting standards (continued)

The following new accounting standards, amendments and interpretations have been issued but are not yet effective for the Group:

On May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements” which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements and is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group is the process of analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

On May 2011, the IASB issued IFRS 11 “Joint Arrangements” which provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is in the process of analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

On May 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is in the process of analyzing this standard although it expects it will not have a material impact on the Group’s results of operations, financial position and cash flows. However, the application of IFRS 12 is likely to increase the disclosures required about subsidiaries and joint arrangements.

On May 2011, the IASB issued IFRS 13 “Fair Value Measurement” which replaces the fair value measurement guidance currently dispersed across different IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of financial statements with more information about fair value measurements. IFRS 13 was developed in a joint project with the US Financial Accounting Standards Board (FASB) and the guidance in IFRS 13 is largely converged with FASB’s ASC Topic 820 Fair Value Measurement and Disclosures. IFRS 13 is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is in the process of analyzing this standard although it expects it will not have a material impact on the Group’s results of operations, financial position and cash flows. However, the application of IFRS 13 is likely to increase the disclosures required about fair value measurements.

In June 2011, the IASB issued an amendment to IAS 1 “Presentation of financial statements”. The amendment improves the consistency and clarity of the presentation of items of other comprehensive income (OCI). The main change is a requirement for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendment to IAS 1 shall be applied for annual periods beginning on or after 1 July 2012, with earlier application permitted. The Group is in the process of analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.2	New significant accounting policies

The following significant accounting policies were applied for the first time in the preparation of these condensed consolidated interim financial statements.

Short-term investments

Short-term investments includes fixed-term bank deposits not repayable on demand and with original maturities of more than three months.

2.3	Revision of previously issued financial statements

As of June 30, 2011, the Group changed its accounting policy for the classification of certain bearer biological assets, mainly sugar cane and coffee plantations, on the statement of financial position. As from June 30, 2011, the Group classified these biological assets as non-current assets in the statement of financial position. This is consistent with the trend of industry financial statements published in Brazil, which are based on IFRS recently adopted in that country. Comparative financial statements were revised as a result of such change, reducing current biological assets and increasing non-current biological assets in US$ 29,377 and US$ 20,367 as of December 31, 2010 and 2009, respectively.

2.4	Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Cattle and Dairy business segments, tend to be more stable. However, the raising of cattle and sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3.	Financial risk management

Risk management principles and processes

There have been no significant changes to the risks the Group’s activities are exposed to since December 31, 2010. During the nine-month period ended September 30, 2011, the principal risks arising from financial instruments continued to be end-product price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk.

The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate management of risk. This Risk and Commercial Committee has overall accountability for the identification and management of risk across the Group.

Following is a description of the Group’s exposure from the principal financial risks for the nine-month period ended September 30, 2011. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	End-product price risk

The Group uses a variety of commodity-based derivative instruments to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop sales forwards contracts, but also includes occasionally put and call options.

Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments.

The Group estimates that for the period ended September 30, 2011, other factors being constant, and a 5 % increase (or decrease) in prices of the Group’s end products would increase (or decrease) Gain Before Income Tax by approximately US$ 5,067.

•	Liquidity risk

As part of its liquidity risk management policies, the Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet operational needs in the short and longer term.

As a result of the IPO completed on January 28, 2011, the Group had available resources amounting to US$ 292.4 million as of September 30, 2011. The Group also made an investment of US$ 48.0 million in a fixed-term bank deposit in a US-based bank.

There have been no significant changes to the maturity analysis of Group’s non-derivative financial liabilities and derivative financial liabilities since December 30, 2010.

•	Interest rate risk

There have been no significant changes regarding interest rate risk exposure since December 31, 2010.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at September 30, 2011 (all amounts are shown in US dollars):

	September 30, 2011
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
	(unaudited)
Fixed rate:
Argentine Peso	110	—	—	110
Brazilian Reais	—	68,383	—	68,383
US Dollar	52,336	—	1,909	54,245

Subtotal Fixed-rate borrowings	52,446	68,383	1,909	122,738

Variable rate:
Brazilian Reais	—	93,924	—	93,924
US Dollar	51,766	66,214	—	117,980

Subtotal Variable-rate borrowings	51,766	160,138	—	211,904

Total borrowings as per analysis	104,212	228,521	1,909	334,642

Finance leases	94	56	—	150

Total borrowings at September 30, 2011	104,306	228,577	1,909	334,792

At September 30, 2011, if interest rates on floating-rate borrowings had been 1 % higher (or lower) with all other variables held constant, Gain Before Income Tax for the period would decrease (or increase) as follows:

	September 30, 2011
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
	(unaudited)
Variable rate:
Brazilian Reais	—	939	939
US Dollar	518	662	1,180

Total effects on Gain Before Income Tax	518	1,601	2,119

•	Credit risk

There have been no significant changes regarding exposure to credit risk arising from outstanding receivables since December 31, 2010.

As of September 30, 2011 and December 31, 2010, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to work with banks rated “BBB+” or higher. At September 30, 2011, three banks (HSBC, Rabobank and Deustche bank) accounted for more than 84% of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand.

Additionally, during the nine-month period ended September 30, 2011, the Group invested in fixed-term bank deposits with one bank (HSBC) and entered into a derivative contract (currency forward). The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis.

The Group arranged interest rate swaps with Citibank N.A. (United States), HSBC S.A. (Brazil) and Banco Pine S.A. (Brazil). The Group also entered into crop commodity futures traded in the established trading markets of Argentina and Brazil through well rated brokers. Counterparty risk derived from these transactions is not material.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Derivative financial instruments

As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. As part of this strategy, the Group may enter into (i) interest rate derivatives to manage the composition of floating and fixed rate debt; (ii) currency derivatives to manage the currency composition of its cash and cash equivalents; and (iii) crop future contracts and put and call options to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

The Group generally enters into derivative transactions with large institutions with high-credit-quality (usually equal or higher than the Group’s). The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged.

Non-hedging derivatives are classified as current when realization within 12 months is expected. Otherwise they are classified as non-current, although any portion that is expected to be realized within 12 months of the date of the statement of financial position is presented as current. The Group did not apply hedge accounting to any of these instruments.

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2011:

•	Futures / Options

As of September 30, 2011

	September 30, 2011
Type of derivative contract	Tons (thousands)	Notional Amount	Market Value Asset/ (Liability)	(Loss)/Gain (*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	76	19,336	3,108	3,108
Soybean	43	14,504	1,154	1,154
Wheat	1	170	27	27
Sugar	82	45,733	2,987	2,987
Coffee	3	16,435	1,627	1,627
Options:
Buy put
Corn	41	9,938	164	164
Soybean	20	9,555	261	261
Wheat	10	6,804	(127)	(127)
Sugar	5	22,400	(392)	(392)
Sell call
Corn	41	10,529	423	423
Soybean	25	10,239	418	418
Wheat	10	6,719	215	215

Total	357	172,362	9,865	9,865

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

(*)	Included in the line “Gain from commodity derivative financial instruments” within “Other operating income/ (loss), net”. See Note 23.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

•	Currency forward

Between July and September 2011, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 123 million, with maturity dates between October 2011 and December 2012. The outstanding contracts resulted in the recognition of a loss amounting to US$ 14.4 million included within “Financial results, net.”

4.	Critical accounting estimates and judgments

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are consistent with those of the annual financial statements for the year ended December 31, 2010. Further discussion on critical accounting policies for the period ended September 30, 2011 is included below.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s annual financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

(a) Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Farmland businesses may be used for different activities that may generate independent cash flows. When farmland businesses are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.

Based on these criteria, management identified a total amount of forty-six CGUs.

For the year ended December 31, 2010, the Group only tested for impairment in Argentina and Uruguay CGUs with allocated goodwill, due to there is not any indication that those assets have suffered an impairment loss. Additionally, the Group tested all CGUs in Brazil due mainly to the operating losses from continuing operations suffered during that year in the Coffee and Sugar, Ethanol and Energy segments.

For the period ended September 30, 2011, due to the increase volatility in the international markets, the Group tested for impairment all CGUs regardless of which CGUs have allocated any goodwill.

Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell and value-in-use of its CGUs, management was be assisted by the work of external advisors.

CGUs tested based on a fair-value-less-costs-to-sell model for the period ended September 30, 2011, and year ended December 31, 2010:

The Group identified 37 CGUs in Argentina and Uruguay and 2 CGUs in Brazil. The Group tested all of these CGUs based on a fair value less costs-to-sell model as of September 30, 2011 and December 31, 2010. When using this model, the Group applies the “sales comparison approach” as its method of valuing most farmland properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties. The fair value of farmland property is the amount of money the Group would realize if sold at arm’s length by a willing seller to a willing buyer.

Fair values are determined by extensive analysis. Farmland values are based on the land’s productive capability and other factors such as climate and location. Farmland is assessed according to its productivity value, that is, the ability of the land to produce crops and/or maintain livestock. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value. Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation carried out by an independent valuer specialist that identifies the valid farm sales in the area where the farm is located.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis described above considering parameters such as:

•	Current soil productivity and yields;

•	Potential soil productivity based on market participant best use of soil property;

•	Projected gross margin derived from soil use;

•	Rental value obtained for soil use, if applicable;

•	Similar comparable farmland property within the topographic area.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 11 CGUs where goodwill was allocated as of September 2011 and December 31, 2010 and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2011	December 31, 2010
La Carolina / Crops / Argentina	166	176
La Carolina / Cattle / Argentina	27	29
El Orden / Crops / Argentina	203	215
El Orden / Cattle / Argentina	33	35
La Guarida / Crops / Argentina	2,434	2,574
La Guarida / Cattle / Argentina	241	255
Los Guayacanes / Crops / Argentina	1,859	1,966
Doña Marina / Rice / Argentina (Note 27)	6,565	7,023
Huelen / Crops / Argentina (Note 27)	2,379	—
El Colorado / Crops / Argentina (Note 27)	2,484	—
El Colorado / Cattle / Argentina (Note 27)	828	—

Closing net book amount of goodwill allocated to CGUs (Note 8)	17,219	12,273

Closing net book amount of PPE items and other assets	89,079	80,451

Total assets allocated to 11 CGUs	106,298	92,724

The remaining 26 CGUs in Argentina and Uruguay and the 2 CGUs in Brazil without allocated goodwill are not detailed here for simplicity purposes. Property, plant and equipment, investment property, and finite-life intangible assets allocated to these 28 CGUs have an aggregated net book value of US$ 252,252 and US$ 230,512 as of September 30, 2011 and December 31, 2010, respectively.

Based on the testing above, the Group determined that none of the CGUs, with and without allocated goodwill, were impaired as of September 30, 2011 and December 31, 2010.

CGUs tested based on a value-in-use model for the period ended September 30, 2011 and year ended December 31, 2010:

The Group identified 3 CGUs in Argentina and 4 CGUs in Brazil. The Group tested all these CGUs based on a value-in-use model. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2011	December 31, 2010
Financial projections	Covers 4 years for Angelica and UMA	Covers 8 years for Ivinhema Covers 4 years for all others
Yield average growth rates	1-3%	1-3%
Future price increases	Between 3% and 5%	2% per annum
Future cost increases	Expected US Inflation	2% per annum
Discount rates	8.91%	8.67%
Perpetuity rate	4.5%	2.5%

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs where goodwill was allocated as of September 30, 2011 and December 31, 2010 and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2011	December 31, 2010
Ivinhema / Sugar, Ethanol and Energy	8,741	9,531
UMA / Sugar, Ethanol and Energy	3,212	3,575
UMA (f.k.a. Alfenas Café Ltda) / Coffee	1,002	1,115

Closing net book amount of goodwill allocated to CGUs (Note 8)	12,955	14,221

Closing net book amount of PPE items and other assets	90,278	89,312

Total assets allocated to 3 CGUs	103,233	103,533

The 3 CGUs in Argentina and the remaining CGU in Brazil without allocated goodwill are not detailed here for simplicity purposes. Property, plant and equipment and finite-life intangible assets allocated to these 4 CGUs have an aggregated net book value of US$ 329,317 and US$ 375,293 as of September 30, 2011 and December 31, 2010, respectively.

Based on the testing above, the Group determined that none of the CGUs where value-in-use was applied were impaired as of September 30, 2011 and December 31, 2010.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

(b) Biological assets

The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets and certain agricultural produce is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

(c) Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using period-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

5.	Segment information

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

The Group’s ‘Farming’ is further comprised of five reportable segments: Crops, Rice, Dairy, Coffee and Cattle.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the condensed consolidated interim financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2011(unaudited):

	Farming						Sugar, ethanol and energy	Land transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	287	56,431	—	713	3,473	60,904	193,879	—	—	254,783
Cost of manufactured products sold and services rendered	—	(47,946)	—	(629)	(370)	(48,945)	(109,723)	—	—	(158,668)

Gross Profit from Manufacturing Activities	287	8,485	—	84	3,103	11,959	84,156	—	—	96,115

Sales of agricultural produce and biological assets	118,757	665	14,173	7,504	518	141,617	—	—	—	141,617
Cost of agricultural produce sold and direct agricultural selling expenses	(118,757)	(665)	(14,173)	(7,504)	(518)	(141,617)	—	—	—	(141,617)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,732	8,230	5,394	5,178	214	57,748	40,990	—	—	98,738
Gain from changes in net realizable value of agricultural produce after harvest	10,039	—	—	(635)	—	9,404	—	—	—	9,404

Gross Profit from Agricultural Activities	48,771	8,230	5,394	4,543	214	67,152	40,990	—	—	108,142

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	49,058	16,715	5,394	4,627	3,317	79,111	125,146	—	—	204,257

General and administrative expenses	(6,233)	(5,296)	(968)	(889)	(242)	(13,628)	(16,453)	—	(20,534)	(50,615)
Selling expenses	(1,595)	(9,545)	(315)	(312)	(41)	(11,808)	(30,564)	—	—	(42,372)
Other operating (loss)/ income, net	3,101	238	—	2,231	(2)	5,568	6,937	—	321	12,826
Share of loss of joint ventures	—	—	(337)	—	—	(337)	—	—	—	(337)

Gain/ (Loss) from Operations Before Financing and Taxation	44,331	2,112	3,774	5,657	3,032	58,906	85,066	—	(20,213)	123,759

Depreciation and amortization	(940)	(2,233)	(401)	(411)	(162)	(4,147)	(22,038)	—	—	(26,185)
Initial recognition and changes in fair value of biological assets (unrealized)	—	—	1,521	2,238	—	3,759	20,218	—	—	23,977
Initial recognition and changes in fair value of agricultural produce (unrealized)	6,795	2,835	—	2,940	—	12,570	4,241	—	—	16,811
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	31,937	5,395	3,873	—	214	41,419	16,531	—	—	57,950
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	—	150	—	150	—	—	—	150
Gain from changes in net realizable value of agricultural produce after harvest (realized)	10,039	—	—	(785)	—	9,254	—	—	—	9,254

Property, plant and equipment, net	231,310	44,137	9,228	22,890	20,566	328,131	401,186	—	—	729,317
Investment property	9,670	—	—	—	20,041	29,711	—	—	—	29,711
Goodwill	9,526	6,565	—	1,002	1,129	18,222	11,952	—	—	30,174
Biological assets	18,457	7,260	9,500	21,481	1,735	58,433	153,083	—	—	211,516
Investment in joint ventures	—	—	5,333	—	—	5,333	—	—	—	5,333
Inventories	36,684	25,004	1,271	6,405	5	69,369	64,939	—	—	134,308

Total segment assets	305,647	82,966	25,332	51,778	43,476	509,199	631,160	—	—	1,140,359

Borrowings	67,767	41,722	10,430	14,077	—	133,996	200,796	—	—	334,792

Total segment liabilities	67,767	41,722	10,430	14,077	—	133,996	200,796	—	—	334,792

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2010:

	Farming						Sugar, ethanol and energy	Land transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	211	43,694	—	2,709	2,748	49,362	124,555	—	—	173,917
Cost of manufactured products sold and services rendered	—	(38,783)	—	(2,546)	—	(41,329)	(95,840)	—	—	(137,169)

Gross Profit from Manufacturing Activities	211	4,911	—	163	2,748	8,033	28,715	—	—	36,748

Sales of agricultural produce and biological assets	89,797	1,742	10,043	1,959	1,379	104,920	49	—	—	104,969
Cost of agricultural produce sold and direct agricultural selling expenses	(89,797)	(1,742)	(10,043)	(1,959)	(1,379)	(104,920)	(49)	—	—	(104,969)
Initial recognition and changes in fair value of biological assets and agricultural produce	23,390	2,571	6,795	(513)	552	32,795	(109,762)	—	—	(76,967)
Gain from changes in net realizable value of agricultural produce after harvest	6,287	—	—	1,024	—	7,311	—	—	—	7,311

Gross Profit/ (Loss) from Agricultural Activities	29,677	2,571	6,795	511	552	40,106	(109,762)	—	—	(69,656)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	29,888	7,482	6,795	674	3,300	48,139	(81,047)	—	—	(32,908)

General and administrative expenses	(4,544)	(2,571)	(2,087)	(499)	(370)	(10,071)	(15,031)	—	(16,471)	(41,573)
Selling expenses	(1,246)	(5,989)	(245)	(559)	(163)	(8,202)	(24,634)	—	—	(32,836)
Other operating income, net	(326)	152	—	(570)	76	(668)	7,968	—	822	8,122
Share of loss of joint ventures	—	—	(220)	—	—	(220)	—	—	—	(220)

Gain/ (Loss) from Operations Before Financing and Taxation	23,772	(926)	4,243	(954)	2,843	28,978	(112,744)	—	(15,649)	(99,415)

Depreciation and amortization	1,073	1,505	274	160	307	3,319	22,382	—	—	25,701
Initial recognition and changes in fair value of biological assets (unrealized)	4,815	1,583	2,974	(884)	343	8,831	(117,120)	—	—	(108,289)
Initial recognition and changes in fair value of agricultural produce (unrealized)	—	—	—	261	—	261	1,764	—	—	2,025
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	18,575	988	3,821	110	209	23,703	5,594	—	—	29,297
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	2,739	—	—	268	—	3,007	—	—	—	3,007
Gain from changes in net realizable value of agricultural produce after harvest (realized)	3,548	—	—	756	—	4,304	—	—	—	4,304

As of December 31, 2010:
Property, plant and equipment, net	204,454	50,898	4,202	25,265	18,831	303,650	448,342	—	—	751,992
Investment property	—	1,168	—	—	20,249	21,417	—	—	—	21,417
Goodwill	4,672	7,023	577	1,115	—	13,387	13,107	—	—	26,494
Biological assets	31,247	21,555	7,130	21,577	401	81,910	104,847	—	—	186,757
Investment in joint ventures	—	—	6,271	—	—	6,271	—	—	—	6,271
Inventories	22,926	8,422	883	7,023	61	39,315	17,855	—	—	57,170

Total segment assets	263,299	89,066	19,063	54,980	39,542	465,950	584,151	—	—	1,050,101

Borrowings	59,339	41,050	10,262	13,651	—	124,302	265,170	—	—	389,472

Total segment liabilities	59,339	41,050	10,262	13,651	—	124,302	265,170	—	—	389,472

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Total segment assets are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.

Total segment liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These liabilities are allocated based on the operations of the segment.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the nine-month periods ended September 30, 2011 and 2010 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
Nine-month period ended September 30, 2010
Opening net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878
Exchange differences	(5,741)	(25)	715	3,534	19	(39)	2,504	967
Additions	299	—	709	23,500	277	292	60,869	85,946
Acquisition of subsidiaries (Note 27)	13,666	—	375	33	—	1	—	14,075
Transfers	—	153	59,098	64,222	33	—	(123,506)	—
Disposals	—	(153)	(235)	(323)	(32)	(103)	—	(846)
Reclassification to non-income tax credits (*)	—	—	—	—	—	—	(6,167)	(6,167)
Depreciation charge	—	(149)	(5,556)	(19,237)	(302)	(191)	—	(25,435)

Closing net book amount	308,096	260	157,760	242,377	1,377	1,022	40,526	751,418

At September 30, 2010
Cost	308,096	3,061	183,306	324,136	2,502	2,711	40,526	864,338
Accumulated depreciation	—	(2,801)	(25,546)	(81,759)	(1,125)	(1,689)	—	(112,920)

Net book amount	308,096	260	157,760	242,377	1,377	1,022	40,526	751,418

Nine-month period ended September 30, 2011
Opening net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992
Exchange differences	(20,458)	(20)	(15,333)	(22,317)	(117)	(47)	(2,831)	(61,123)

Additions	—	142	639	7,052	291	277	27,710	36,111
Acquisition of subsidiaries (Note 27)	30,853	241	77	170	—	56	—	31,397
Transfers	—	621	11,948	5,683	116	—	(18,368)	—
Disposals	—	—	(31)	(407)	(1)	(39)	—	(478)
Reclassification to non-income tax credits (*)	—	—	—	(1,852)	—	—	—	(1,852)
Depreciation charge	—	(215)	(6,713)	(19,055)	(464)	(283)	—	(26,730)

Closing net book amount	315,807	1,014	155,835	209,184	1,427	1,067	44,983	729,317

At September 30, 2011 (unaudited)
Cost	315,807	4,053	190,659	318,976	3,163	3,108	44,983	880,749
Accumulated depreciation	—	(3,039)	(34,824)	(109,792)	(1,736)	(2,041)	—	(151,432)

Net book amount	315,807	1,014	155,835	209,184	1,427	1,067	44,983	729,317

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. The procedure adopted initially was to recognize such credits proportionally to the depreciation of these fixed assets on a monthly basis. During 2009, the Group elected to change the procedure to recognize these federal tax credits separately when the assets are purchased and, as permitted, the tax credits already “embedded” within the cost of the assets were reclassified to tax credit (See Note 10).

An amount of US$ 21,721 and US$ 20,048 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the nine-month periods ended September 30, 2011 and 2010, respectively. An amount of US$ 3,199 and US$ 4,528 of depreciation charges are included in “General and administrative expenses” for the nine-month periods ended September 30, 2011 and 2010, respectively. An amount of US$ 982 and US$ 859 of depreciation charges are included in “Selling expenses” for the nine-month periods ended September 30, 2011 and 2010, respectively. An amount of US$ 828 and US$ nil of depreciation charges were not charged to the statement of income and were capitalized in “Inventories” for the nine-month periods ended September 30, 2011 and 2010, respectively.

As of September 30, 2011, borrowing costs of US$ 1,137 (September 30, 2010: US$ 4,044) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 322,587 as of September 30, 2011.

As of September 30, 2011, included within property, plant and equipment balances are US$ 2.7 million related to the net book value of assets under finance leases.

7.	Investment property

Changes in the Group’s investment property in 2011 and 2010 were as follows:

	September 30, 2011	September 30, 2010
Beginning of the year	21,417	21,246
Acquisition of subsidiaries (Note 27)	9,670	7,935
Exchange difference	(1,376)	(882)

End of the period	29,711	28,299

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	September 30, 2011	September 30, 2010
Rental income	3,473	2,748

As of September 30, 2011, the fair value of investment property is US$ 86.6 million.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2011 and 2010 were as follows:

	Goodwill	Trademarks	Software	Total
Nine-month period ended September 30, 2010
Opening net book amount	19,953	1,556	350	21,859
Exchange differences	269	(201)	10	78
Additions	—	—	30	30
Acquisition of subsidiaries (Note 27)	7,023	—	—	7,023
Disposals	—	(207)	—	(207)
Amortization charge (i) (Note 21)	—	(160)	(106)	(266)

Closing net book amount	27,245	988	284	28,517

At September 30, 2010
Cost	27,245	1,824	649	29,718
Accumulated amortization	—	(836)	(365)	(1,201)

Net book amount	27,245	988	284	28,517

Nine-month period ended September 30, 2011
Opening net book amount	26,494	1,884	275	28,653
Exchange differences	(2,011)	(75)	(37)	(2,123)
Additions	—	—	135	135
Acquisition of subsidiaries (Note 27)	5,691	—	—	5,691
Disposals	—	(1)	—	(1)
Amortization charge (ii) (Note 21)	—	(160)	(123)	(283)

Closing net book amount	30,174	1,648	250	32,072

At September 30, 2011 (unaudited)
Cost	30,174	2,697	765	33,636
Accumulated amortization	—	(1,049)	(515)	(1,564)

Net book amount	30,174	1,648	250	32,072

(i)	For the nine-month period ended September 30, 2010 an amount of US$ 106 and US$ 160 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.
(ii)	For the nine-month period ended September 30, 2011 an amount of US$ 123 and US$ 160 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2011 and 2010 were as follows:

	September 30, 2011	September 30, 2010
	(unaudited)
Beginning of the period	186,757	230,454
Increase due to purchases	1,106	681
Acquisition of subsidiaries (Note 27)	1,495	—
Initial recognition and changes in fair value of biological assets (i)	98,738	(76,967)
Decrease due to harvest	(290,345)	(183,427)
Decrease due to sales	(1,732)	(2,084)
Costs incurred during the period	234,560	157,279
Exchange differences	(19,063)	(1,301)

End of the period	211,516	124,635

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ 51,776 (gain) for the nine-month period ended September 30, 2011 (September 30, 2010: US$ (102,928) (loss)). In 2011, an amount of US$ 71,907 (2010: US$ (84,482)) was attributable to price changes, and an amount of US$ (20,131) (2010: US$ (18,446)) was attributable to physical changes.

Biological assets as of September 30, 2011 and December 31, 2010 were as follows:

	September 30, 2011	December 31, 2010
	(unaudited)
Non-current
Cattle for dairy production	9,500	7,130
Other cattle	1,175	39
Sown land – coffee	21,481	21,577
Sown land – sugarcane	153,083	104,847

	185,239	133,593

Current
Other cattle	560	362
Sown land – crops	18,457	31,247
Sown land – rice	7,260	21,555

	26,277	53,164

Total biological assets	211,516	186,757

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Trade and other receivables, net

	September 30, 2011	December 31, 2010
	(unaudited)

Non current
Receivables from related parties (Note 26)	63	—

Trade receivables – net	63	—

Income tax credits	1,939	3,628
Non-income tax credits (i)	4,630	8,681
Receivable from disposal of farmlands	8,777	13,656
Cash collateral	2,275	3,079
Other receivables	714	1,708

Subtotal	18,335	30,752

Non current portion	18,398	30,752

Current
Trade receivables	53,263	32,702
Receivables from related parties (Note 26)	4,327	1,662
Less: Allowance for trade receivables	(1,406)	(1,323)

Trade receivables – net	56,184	33,041

Prepaid expenses	11,567	8,299
Advances to suppliers	13,564	14,274
Income tax credits	3,080	6,954
Non-income tax credits (i)	40,721	38,006
Cash collateral	1,549	2,342
Receivable from disposal of farmlands	10,472	10,432
Receivable with related parties (Note 26)	—	291
Other receivables	6,869	5,566

Subtotal	87,822	86,164

Current portion	144,006	119,205

Total trade and other receivables, net	162,404	149,957

(i)	Includes US$ 1,852 and US$ 6,721 reclassified from property, plant and equipment as of September 30, 2011 and December 31, 2010, respectively.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2011	December 31, 2010
	(unaudited)

Currency
US Dollar	64,617	53,561
Argentine Peso	39,541	38,977
Uruguayan Peso	644	697
Brazilian Reais	57,602	56,722

	162,404	149,957

As of September 30, 2011 trade receivables of US$ 9,759 (December 31, 2010: US$ 9,379) were past due but not impaired. The ageing analysis of these receivables is as follows:

	September 30, 2011	December 31, 2010
	(unaudited)
Up to 3 months	8,545	7,929
3 to 6 months	132	542

Over 6 months	1,082	908

	9,759	9,379

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

11.	Inventories

	September 30, 2011	December 31, 2010
	(unaudited)
Raw materials	30,387	25,292
Finished goods	101,335	25,601
Stocks held by third parties	2,377	6,267
Others	209	10

	134,308	57,170

The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$ 150,343 for the nine-month period ended September 30, 2011. The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$ 110,779 for the nine-month period ended September 30, 2011.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Cash and cash equivalents

	September 30, 2011	December 31, 2010
	(unaudited)
Cash at bank and on hand	109,300	31,768
Short-term bank deposits	183,130	38,501

	292,430	70,269

13.	Shareholders’ contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares (thousands)	Share capital and share premium
At January 1, 2010	120,000	683,343

At September 30, 2010	120,000	683,343

At January 1, 2011	120,000	683,343
At January 24, 2011, after reverse stock split (1)	80,000	683,343
Issue of shares on January 28, 2011 (2)	40,069	423,030
Employee share options exercised (Note 14)	3	23
Restricted shares issued (Note 14)	373	641
Restricted shares exercised (Note 14)	54	583
Non controlling interest acquired (3)	—	(869)

At September 30, 2011	120,499	1,106,751

(1)	The Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved a reverse stock split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1.5. Therefore, Adecoagro reduced total shares outstanding as of that date from 119,999,997 shares to 79,999,985 shares.
(2)	Initial Public Offering and private placement.
(3)	As a consequence of new contributions made in International Farmland Holdings LP fully attributable to the Group, non controlling interest was diluted from 2% to 1.57%.

On January 28, 2011 the Company successfully completed an initial public offering of its shares in the New York Stock Exchange. The Company issued 28,405,925 shares, at a price of US$ 11 per share. In addition, on February 11, 2010, the Company issued 4,285,714 shares as a consequence of the over-alloment option exercised by the underwriters of the initial public offering, raising an overall amount of approximately US$ 359 million.

On January 28, 2011, Adecoagro’s also issued and sold to Al Gharrafa Investment Company 7,377,598 common shares at a purchase price per share of US$ 10.65, which is equal to the price per common share paid by the underwriters acting in the initial public offering of the Company. This transaction was conditioned upon, and closed immediately after, the closing of the initial public offering of the Company. Consequently the Company raised US$ 79 million.

The Company intends to use these funds to finance part of the construction costs of Ivinhema (sugar and ethanol mill in Brazil) and for potential investments in the acquisition of farmland and capital expenditures required in the expansion of the farming business.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Shareholders’ contributions (continued)

Related transaction costs totaling US$ 14 million net of tax have been netted off with the deemed proceeds, on the Share premium issued.

14.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group’s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro 2010 Restricted Share Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a) Option Schemes

For the nine-month periods ended September 30, 2011 and 2010 the Group incurred US$ 0.7 million and US$ 1.4 million respectively, related to the options granted under the Option Schemes.

The fair value of the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non transferability, expected volatility, exercise restrictions and behavioral considerations.

Key grant-date fair value and other assumptions under the Option Schemes are detailed below:

Grant Date	May 2004	May 2005	May 2006	Feb 2006	Oct 2006	Dec 2007	Jan 2009	Nov 2009

Expected volatility	39%	37%	36%	36%	36%	36%	21%	22%
Expected life	5.77	5.37	4.97	5.05	4.8	6.5	6.5	6.5
Risk free rate	3.46%	3.56%	4.46%	4.13%	4.14%	3.22%	1.85%	2.31%
Expected dividend yield	1%	1%	1%	1%	1%	1%	0%	0%
Fair value per option	$2.21	$2.10	$3.03	$2.51	$2.97	$4.78	$3.52	$3.78
Possibility of ceasing employment before vesting	0%	0%	0%	0%	0%	0.04%	0.32%	0.57%
Exercise price	$5.83	$5.83	$5.83	$7.11	$8.62	$12.82	$13.40	$13.40

Grant Date	Jan 2010	Jan 2010	Jun 2010	Sep 2010	Sep 2010

Expected volatility	22%	22%	22%	22%	22%
Expected life	6.5	6.5	6.5	6.5	6.5
Risk free rate	2.34%	2.34%	1.79%	1.41%	1.41%
Expected dividend yield	0%	0%	0%	0%	0%
Fair value per option	$3.62	$3.38	$3.17	$3.05	$3.28
Possibility of ceasing employment before vesting	0.72%	0.68%	0.91%	0.95%	0.95%
Exercise price	$12.82	$13.40	$13.40	$13.40	$12.82

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Equity-settled share-based payments (continued)

Since the Group’s shares were not historically publicly traded expected volatility was determined by calculating the historical volatility of share prices of comparable entities in representative stock markets. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:

2004 Incentive Option Plan

	September 30, 2011		September 30, 2010
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	6.67	2,176	6.72	2,401
Forfeited	—	—	7.75	(161)
Exercised	5.83	(3)	—	—

At September 30	6.67	2,173	6.72	2,240

2007/2008 Equity Incentive Plan

	September 30, 2011		September 30, 2010
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	13.05	2,113	13.04	2,030
Granted	—	—	13.36	197
Forfeited	12.88	(52)	12.83	(80)

At September 30	13.06	2,061	13.04	2,147

Options outstanding under the plans have the following expiry date and exercise prices:

2004 Incentive Option Plan

Expiry date:	Exercise price per share	Shares (in thousands)
		September 30, 2011	September 30, 2010
May 1, 2014	5.83	674	674
May 1, 2015	5.83	556	572
May 1, 2016	5.83	226	270
February 16, 2016	7.11	110	110
October 1, 2016	8.62	607	614

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Equity-settled share-based payments (continued)

2007/2008 Equity Incentive Plan

Expiry date:	Exercise price per share	Shares (in thousands)
		September 30, 2011	September 30, 2010
Dec 1, 2017	12.82	1,151	1,232
Jan 30, 2019	13.40	700	700
Nov 1, 2019	13.40	18	18
Jan 30, 2020	12.82	35	35
Jan 30, 2020	13.40	76	81
Jun 30, 2020	13.40	22	22
Sep 1, 2020	13.40	44	44
Sep 1, 2020	12.82	15	15

The following table shows the exercisable shares at period end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
September 30, 2011	3,435
September 30, 2010	3,031

On September 9, 2011, 2,575 options were exercised under the 2004 Incentive Option Plan. Accordingly, the Group issued and registered 2,575 shares with a nominal value of US$ 1.5.

(b) Restricted Share Plan

The Restricted Share Plan was effectively established in 2010 and is administered by the Compensation Committee of the Company. Restricted shares under the Restricted Share Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5 which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized.

For the nine-month period ended September 30, 2011 the Group incurred US$ 2.1 million related to the restricted shares granted under the Restricted Share Plan.

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Equity-settled share-based payments (continued)

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011

Fair value	12.69	12.69	12.36
Possibility of ceasing employment before vesting	5%	10%	0%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

Restricted shares (thousands)
September 30, 2011
At January 1, 2011	—
Granted	427
Exercise	(54)

At September 30, 2011	373

15.	Trade and other payables

	September 30, 2011	December 31, 2010
	(unaudited)
Non-current
Trade payables	3,646	4,239
Payable from acquisition of subsidiaries	—	5,802
Contingent consideration arising on a business combination	2,302	—
Taxes payable	1,356	1,331
Other payables	1,058	413

	8,362	11,785

Current
Trade payables	62,378	49,597
Payable from acquisition of subsidiaries	31,705	5,802
Advances from customers	1,720	2,560
Amounts due to related parties (Note 26)	741	4,892
Taxes payable	3,362	4,967
Other payables	3,259	1,418

	103,165	69,236

Total trade and other payables	111,527	81,021

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Borrowings

	September 30, 2011	December 31, 2010
	(unaudited)
Non-current
Syndicated loan (*)	12,500	20,000
BNDES loan (*)	55,681	70,149
IDB facility (*)	33,490	42,837
Brazil Loan (*)	36,962	42,792
Deustche Bank loan (*)	—	35,000
Other bank borrowings	46,287	39,813
Obligations under finance leases	—	81

	184,920	250,672

Current
Bank overdrafts	106	209
Syndicated loan (*)	10,000	10,165
BNDES loan (*)	10,503	11,901
IDB facility (*)	18,277	16,384
Brazil Loan (*)	1,700	4,317
Deustche Bank loan (*)	—	15,379
Other bank borrowings	109,136	80,078
Obligations under finance leases	150	367

	149,872	138,800

Total borrowings	334,792	389,472

(*)	The Group was in compliance with the related covenants under the respective loan agreements.

As of September 30, 2011, total bank borrowings include collateralized liabilities of US$ 278,922 (December 31, 2010: US$ 350,654). These loans are mainly collateralized by property, plant and equipment and shares of certain subsidiaries of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	September 30, 2011	December 31, 2010
	(unaudited)
Fixed rate:
Less than 1 year	54,165	52,326
Between 1 and 2 years	26,274	22,425
Between 2 and 3 years	12,108	7,661
Between 3 and 4 years	6,780	7,394
Between 4 and 5 years	5,322	5,920
More than 5 years	18,089	22,555

	122,738	118,281

Variable rate:
Less than 1 year	95,557	86,107
Between 1 and 2 years	49,380	70,905
Between 2 and 3 years	23,135	54,436
Between 3 and 4 years	15,638	17,506
Between 4 and 5 years	12,061	15,619
More than 5 years	16,133	26,170

	211,904	270,743

	334,642	389,024

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Borrowings (continued)

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	September 30, 2011	December 31, 2010
	(unaudited)
Currency
Argentine Peso	204	13
US Dollar	172,225	199,182
Uruguayan Peso	—	62
Brazilian Reais	162,363	190,215

	334,792	389,472

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities – minimum lease payments:

	September 30, 2011	December 31, 2010
	(unaudited)
Not later than one year	163	396
Later than one year and not later than five years	—	81

	163	477
Future finance charges on finance leases	(13)	(29)

Present value of finance lease liabilities	150	448

17.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)
Current income tax	(13,457)	(3,257)
Deferred income tax	(8,445)	32,604

Income tax (charge) / benefit	(21,902)	29,347

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2010.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Taxation (continued)

The gross movement on the deferred income tax account is as follows:

	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)
Beginning of period (deferred income tax liabilities)	44,032	61,932
Exchange differences	(3,322)	(3,655)
Acquisition of subsidiaries (Note 27)	14,001	6,930
IPO deductible expenses directly charged to equity (Note 13)	(1,252)	—
Income tax charge/(benefit)	8,445	(32,604)

End of period (deferred income tax liabilities)	61,904	32,603

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(27,425)	40,279
Non-deductible items	(1,085)	(714)
Unused tax losses, net	6,776	(7,710)
Others	(168)	(2,508)

Income tax (charge)/benefit	(21,902)	29,347

18.	Payroll and social security liabilities

	September 30, 2011	December 31, 2010
	(unaudited)
Non-current
Social security payable	1,270	1,178

	1,270	1,178

Current
Salaries payable	7,754	3,471
Social security payable	2,342	2,223
Provision for vacations	6,938	6,155
Provision for bonuses	3,151	3,629

	20,185	15,478

Total payroll and social security liabilities	21,455	16,656

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2010.

20.	Sales

	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	73,416	64,536
Sugar	96,047	49,979
Rice	55,985	43,327
Energy	24,252	9,847
Rental income	3,485	2,720
Coffee	713	2,709
Services	708	606
Others	177	193

	254,783	173,917

Sales of agricultural produce and biological assets:
Soybean	51,288	55,028
Cattle for dairy production	1,221	705
Other cattle	511	1,379
Corn	37,072	22,323
Cotton	4,320	2,108
Milk	12,952	9,338
Wheat	17,532	3,621
Coffee	7,504	1,959
Sunflower	6,634	3,499
Barley	689	741
Seeds	728	1,823
Sorghum	999	1,711
Others	167	734

	141,617	104,969

Total sales	396,400	278,886

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Sales (continued)

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean, corn and coffee through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 40.8 million as of September 30, 2011 (2010: US$ 73.7 million) comprised primarily of 24,277 tons of sugar (US$ 12.8 million), 26,468 tons of soybean (US$ 8.9 million), 5,809 tons of corn (US$ 1.2 million), 15,000 m3 of ethanol (US$ 12.9 million) and 284 tons of coffee (U$S 1.5 million) which expire between November 2011 and July 2012.

21.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)
Raw materials and consumables used in manufacturing activities	103,495	89,445
Cost of agricultural produce and biological assets sold	125,470	92,520
Services	13,137	9,115
Salaries and social security expenses (Note 22)	41,707	34,350
Depreciation and amortization	26,185	25,701
Taxes (*)	1,367	1,801
Maintenance and repairs	9,346	7,854
Lease expense and similar arrangements (**)	1,835	2,197
Freights	24,268	16,100
Export taxes / selling taxes	22,471	21,245
Fuel and lubricants	5,872	5,347
Others	18,119	10,872

Total expenses by nature	393,272	316,547

(*)	Excludes export taxes and selling taxes.
(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the nine-month period ended September 30, 2011, an amount of US$158,668 is included as “Cost of manufactured products sold and services rendered” (September 30, 2010: US$ 137,169); an amount of US$ 141,617 is included as “Cost of agricultural produce sold and direct agricultural selling expenses” (September 30, 2010: US$ 104,969); an amount of US$ 50,615 is included in “General and administrative expenses” (September 30, 2010: US$ 41,573); and an amount of US$ 42,372 is included in “Selling expenses” as described above (September 30, 2010: US$ 32,836).

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Salaries and social security expenses

	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)
Wages and salaries	30,031	26,138
Social security costs	8,741	6,795
Equity-settled share-based compensation	2,935	1,417

	41,707	34,350

Number of employees	6,030	5,757

23.	Other operating income/ (loss), net

	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)
Gain from commodity derivative financial instruments	16,180	7,238
Loss from onerous contracts – forwards	(5,540)	—
Gain from disposal of other property items	203	329
Others	1,983	555

	12,826	8,122

24.	Financial results, net

	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)
Finance income:
- Interest income	4,423	1,514
- Foreign exchange gains, net	—	2,771
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	4,069
- Other income	1,546	1,010

Finance income	5,969	9,364

Finance costs:
- Interest expense	(26,952)	(22,696)
- Foreign exchange losses, net	(8,599)	—
- Taxes	(4,200)	(1,493)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(3,704)	—
- Other expenses	(6,194)	(4,654)

Finance costs	(49,649)	(28,843)

Total financial results, net	(43,680)	(19,479)

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period (Note 13).

	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)
Gain/(loss) attributable to equity holders of the Group	57,144	(87,754)
Weighted average number of shares in issue (thousands)	119,372	80,000

Basic gains/(losses) per share	0.479	(1.097)

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted shares. For these equity-settled share options, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options.

	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)
Gain / (loss) attributable to equity holders of the Group	57,144	(87,754)

Weighted average number of shares in issue (thousands)	119,372	80,000
Adjustments for:
- Employee share options (thousands)	928	(* )

Weighted average number of shares for diluted earnings per share (thousands)	120,300	80,000

Diluted earnings per share	0.475	(1.097)

(*)	The effects of anti-dilutive potential shares are ignored in the earnings per share calculation at September 30, 2010. All shares are anti-dilutive in a loss period because they would decrease a loss per share.

As explained in Note 13, on January 24, 2011 the Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1.5. Accordingly, the calculation of basic and diluted earnings per share for all periods presented had been adjusted retrospectively.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income		Balance receivable (payable)
			September 30, 2011	September 30, 2010	September 30, 2011	December 31, 2010
			(unaudited)	(unaudited)	(unaudited)
Grupo La Lácteo	Joint venture	Sales of goods	12,952	9,338	—	—
		Receivables from related parties (Note 10)	—	—	4,390	1,662
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	(2,922)	(2,626)	—	—
		Receivables from related parties (Note 10)	—	—	—	291
		Payables (Note 15)	—	—	(741)	(4,892)

UMA members	(i)	Tax credit	—	(3,991)	—	—

Ospraie	(i)	Consent fee (iii)	(3,000)	—	—	—

Management and selected employees	Employment	Compensation selected employees (iv)	(4,705)	(3,529)	(14,714)	(13,659)

(i)	Shareholder or affiliate of shareholder of the Company.
(ii)	Relates to agriculture partnership agreements (“parceria”).
(iii)	One-time cost related to the agreement entered into with Ospraie to waive certain rights following the completion of initial public offering.
(iv)	Includes compensation expense under equity-settled share-based payments (Note 14).

27.	Business combinations

Acquisitions completed during the nine-month period ended September 30, 2011

Acquisition of Compañía Agroforestal Sociedad Anónima (Agroforestal)

On August 18, 2011, the Group acquired 100% of the issued share capital of Agroforestal, an Argentine-based company mainly involved in agricultural and beef cattle industry, for a total consideration of US$ 18.0 million. The purchase price includes a cash payment of US$ 1.4 million and a seller financing of US$ 15.1 million plus accrued interest at a fixed stepped interest rate. The acquisition also involved contingent consideration to the seller in an amount of US$ 1.5 million, which was retained in escrow by the Group to secure certain obligations of the seller. The escrowed amount is to be released within a three-year period as from the date of acquisition.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Business combinations (continued)

In the period from acquisition to September 30, 2011, Agroforestal contributed revenues of US$ 0.02 million and net loss of US$ 0.01 million to the Group’s consolidated results. If Agroforestal had been acquired on January 1, 2011, combined revenues of the Group would have been US$ 1.2 million (unaudited) and Profit Before Income Tax would have been US$ 0.9 million (unaudited) for the nine-month period ended September 30, 2011. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “sales of agricultural produce and biological assets”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2011, together with its consequential tax effects.

Results, assets and liabilities of Agroforestal as from the acquisition date are included within the ‘Crops’ and ‘Cattle’ segments.

Details of the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	1,350
Present value of seller financing (*)	15,056
Contingent consideration (*)	1,379

Total purchase consideration	17,785

Fair value of net assets acquired	14,473

Goodwill	3,312

(*)	Discounted at present value as of the date of acquisition.

The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.

The assets and liabilities at the date of acquisition are as follows:

	Fair value	Book value (*)
Cash and cash equivalents	76	76
Property, plant and equipment	15,414	651
Investment property	3,709	101
Biological assets	1,495	1,495
Deferred tax liabilities	(6,737)	(320)
Provisions for other liabilities	(39)	—
Other current assets	1,219	1,219
Other current liabilities	(664)	(664)

Net assets acquired	14,473	2,558

(*)	Carrying amounts of assets, liabilities and contingent liabilities in Agroforestal’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Agroforestal did not report IFRS information. Book values correspond to accounting records maintained under local GAAP prior to the acquisition.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	1,350
Cash and cash equivalents in subsidiary acquired	(76)

Cash outflow on acquisition	1,274

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Business combinations (continued)

Acquisition of Simoneta Sociedad Anónima (Simoneta)

On August 19, 2011, the Group acquired 100% of the issued share capital of Simoneta, an Argentine-based company mainly involved in agricultural industry, for a total consideration of US$ 23.0 million. The purchase price includes a cash payment of US$ 11.0 million and a seller financing of US$ 11.0 million. The acquisition also involved contingent consideration to the seller in an amount of US$ 1.0 million, which was retained in escrow by the Group to secure certain obligations of the seller. The escrowed amount is to be released within a three-year period as from the date of acquisition.

In the period from acquisition to September 30, 2011, Simoneta contributed net profit of US$ 0.07 million to the Group’s consolidated results. If Simoneta had been acquired on January 1, 2011, combined revenues of the Group would have been US$ 4.1 million (unaudited) and Profit Before Income Tax would have been US$ 3 million (unaudited) for the nine-month period ended September 30, 2011. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “sales of agricultural produce and biological assets”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2011, together with its consequential tax effects. Results, assets and liabilities of Simoneta as from the acquisition date are included within the ‘Crops’ segment.

Details of the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	11,000
Present value of seller financing (*)	10,613
Contingent consideration (*)	923

Total purchase consideration	22,536

Fair value of net assets acquired	20,157

Goodwill	2,379

(*)	Discounted at present value as of the date of acquisition.

The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.

The assets and liabilities at the date of acquisition are as follows:

	Fair value	Book value (*)
Cash and cash equivalents	657	657
Property, plant and equipment	15,983	1,061
Investment property	5,961	287
Deferred tax liabilities	(7,264)	(96)
Provisions for other liabilities	(116)	—
Other current and non current assets	5,385	5,385
Other current liabilities	(449)	(449)

Net assets acquired	20,157	6,845

(*)	Carrying amounts of assets, liabilities and contingent liabilities in Simoneta’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Simoneta did not report IFRS information. Book values correspond to accounting records maintained under local GAAP prior to the acquisition.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Business combinations (continued)

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	11,000
Cash and cash equivalents in subsidiary acquired	(657)

Cash outflow on acquisition	10,343

Acquisitions completed during the nine-month period ended September 30, 2010

Acquisition of Dinaluca Sociedad Anónima (Dinaluca)

On August 23, 2010, the Group acquired 100% of the issued share capital of Dinaluca, an Argentina-based company mainly involved in the lease of farmlands, for a total consideration of US$ 20.1 million. The purchase price includes a cash payment of US$ 7.9 million and seller financing of US$ 12.2 million plus accrued interest at LIBOR plus 2% on outstanding amounts payable in two equal installments on the first anniversary and second anniversary of the transaction. These payment obligations are guaranteed by a pledge of the acquired shares in favor of the former shareholders of Dinaluca.

In the period from acquisition to December 31, 2010, Dinaluca contributed revenues of US$ 0,06 million and gain of US$ 0.07 million to the Group’s consolidated results. If Dinaluca had been acquired on January 1, 2010, combined revenues of the Group would have been US$ 403.7 million (unaudited) and Loss Before Income Tax would have been US$ 60.8 million (unaudited) for the year ended December 31, 2010. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “sales of agricultural produce and biological assets”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2010, together with its consequential tax effects. Results, assets and liabilities of Dinaluca as from the acquisition date are included within the ‘Rice’ and ‘Cattle’ segments.

Details of the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	7,900
Present value of seller financing (*)	11,604

Total purchase consideration	19,504

Fair value of net assets acquired	12,481

Goodwill	7,023

(*)	Discounted at present value as of the date of acquisition.

The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Business combinations (continued)

The assets and liabilities at the date of acquisition are as follows:

	Fair value	Book value (*)
Cash and cash equivalents	28	28
Property, plant and equipment	14,075	1,729
Investment property	7,935	766
Deferred income tax	(6,930)	(101)
Other current assets	1,330	1,330
Other current liabilities	(3,957)	(3,957)

Net assets acquired	12,481	(205)

(*)	Carrying amounts of assets, liabilities and contingent liabilities in Dinaluca’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Dinaluca did not report IFRS information. Book values correspond to accounting records maintained under local GAAP prior to the acquisition.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	7,900
Cash and cash equivalents in subsidiary acquired	(28)

Cash outflow on acquisition	7,872

28.	Events after the date of the statement of financial position

On November 9, 2011, the Adeco Agropecuaria S.A. and Pilagá S.A., subsidiaries of the Group, entered into an agreement with the Inter-American Development Bank (IDB) to amend the tranches A/B secured loan which was entered into by these subsidiaries in December 2008.

Pursuant to the amendment, the IDB and a group of commercial banks participating of the tranche B loan have agreed to: (i) increase the amount of the tranche B loan by US$ 30 million, reaching a total outstanding of US$ 80 million; (ii) reduce the interest rate of both tranches A and B by 55 basis points, reaching an average interest rate of Libor plus 451 basis points; and (iii) extend the maturity of the tranche A loan to 7 years and the tranche B loan to 5 years, including a grace period of 1 year.